Stephen R. Boatwright Attorney Direct: (602) 530-8301 Email: steve.boatwright@gknet.com

June 12, 2018

Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:
Responses to letter dated June 1, 2018 containing comments to Escondido Innovations, Inc. Form 10-12G/A Filed May 15, 2018.

Dear Mr. Dobbie:

Please see the responses below to the comments contained in your letter dated June 1, 2018, containing comments to the Form 10-12G/A filed by Escondido Innovations, Inc. on May 15, 2018. I have included the relevant excerpts from your letter in italics below.

Exhibits, page 36

1.      Please file the contracts with Mr. Freeman and Mr. Cassavetes as exhibits to your Form 10 with your next amendment, or tell us why you do not believe you are required to do so by Item 601(b)(10) of Regulation S-K.

Mr. Freeman is no longer going to be appearing the film “The Manuscript.” The Company is currently in discussions with several well-known actors to serve as a replacement for Mr. Freeman, specifically Matthew McConaughey, Gerard Butler, Jamie Foxx, and Michael Douglas. As of the date of this letter, the replacement actor has not been determined and no agreements, oral or written, have been entered into with any actor. We have revised the Form 10 to reflect this development and clarify the timing of production of The Manuscript with the delay caused by the termination of the contract with Mr. Freeman, and if the Form 10 goes effective we will file a Form 8-K when the name of the replacement actor is known and/or a contract with the actor is entered into.

With respect to Mr. Cassavetes, we filed as Exhibit 10.25 to the Form 10-12G/A filed on May 15, 2018 an Attachment/Hold Agreement between The Manuscript Productions, LLC and Idc2, Inc. f/s/o Nick Cassavetes, dated as of February 2, 2018, which was incorporated by reference to Exhibit 10.25 of the Form 10 filed on April 13, 2018. This is the agreement with Mr. Cassavetes for his services as director. At this time no other agreements are expected to be entered into with Mr. Cassavetes for these services, but if any agreements are entered into the in the future, we will file a Form 8-K as necessary.

Other changes made to update the filing include the settlement of a litigation matter referenced in the Risk Factors on page 10 personally with Mr. Witherill; updating the status of an affiliate’s distribution agreement for the film “Stuck” on page 2; and an update to affiliate loan amounts and the ages of two directors.

April 19, 2018

Very truly yours, /s/ Stephen R. Boatwright Stephen R. Boatwright

CC:
Julie Griffith
   Abe Friedman
   Theresa Brillant